WORLD ENERGY SOLUTIONS, INC.
446 Main Street
Worcester, Massachusetts 01608

November 6, 2006
BY EDGAR
Mail Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael McTiernan, Esq., Special Counsel
Amanda McManus, Esq., Attorney — Advisor

World Energy Solutions, Inc.
Form S-1 Registration Statement
File No. 333-136528
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended, World Energy Solutions, Inc. (the “Company”) hereby requests acceleration of its Registration Statement on Form S-1 (File No. 333-136528) for effectiveness on November 8, 2006 at 4:00 p.m., New York local time, or as soon as possible thereafter.
          The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the action of the Commission or the staff of the Commission in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions regarding the foregoing, please call Jeffrey A. Stein or Ken Itrato at 617-526-6000 of Wilmer Cutler Pickering Hale and Dorr LLP.

Very truly yours, WORLD ENERGY SOLUTIONS, INC.
By:	/s/ James Parslow
	Name:	James Parslow
	Title:	Chief Financial Officer